UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Diamond Management & Technology Consultants, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Employee Unvested Restricted Stock Units to be settled in Common Stock par value $0.001 per share

(Title of Class of Securities)

25269L106

(CUSIP Number of Class of Securities)

Steven R. Worth

General Counsel and Secretary

Diamond Management & Technology Consultants, Inc.

875 North Michigan Avenue, Suite 3000

Chicago, Illinois 60611

(312) 255-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Leland E. Hutchinson

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,436,633	$214
*	Calculated solely for purposes of determining the filing fee. This amount assumes that all 2,265,261 eligible unvested Restricted Stock Units that could be settled in shares of common stock of Diamond Management & Technology Consultants, Inc. will be exchanged pursuant to this offer for 1,812,211 shares of common stock valued at $3.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$214.	Filing Party:	Diamond Management & Technology Consultants, Inc.

Form or Registration No.:	Schedule TO, File No. 5-53119.	Date Filed:	February 5, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2009 (“Schedule TO”), and relates to our offer to exchange eligible restricted stock units held by our employees for our common stock, par value $0.001 per share, upon the terms and subject to the conditions in the Offer to Exchange dated February 5, 2009 (the “Offer to Exchange”), as it may be amended from time to time. This Amendment amends and supplements Schedule TO as set forth below.

The information in the Offer to Exchange, a copy of which was previously filed on Schedule TO as Exhibit (a)(1)(A) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Unless the context requires otherwise, references in this Schedule TO to “Diamond,” the “Company,” “we,” “us,” “our,” and “ours” mean Diamond Management & Technology Consultants, Inc.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO, which incorporates by reference the information contained in the Summary Term Sheet of the Offer to Exchange, is hereby amended and supplemented by replacing the phrase “within approximately 10 business days” with the word “promptly” in the answer to the question “When will Diamond issue the shares I may receive in the tender?”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 3 of the Schedule TO, which incorporates by reference the information contained in Section 11 of the Offer to Exchange, is hereby amended and supplemented as follows:

Section 11 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO, which incorporates by reference, in part, the information contained in Sections 2, 3, 5, 6, 11 and 14 of the Offer to Exchange, is hereby amended and supplemented as follows:

1.	Section 2 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the third paragraph with the following: “If they do so and we complete the tender offer, the current proportional holdings of our executive officer employees in the Company, and all other participating employees, will increase relative to non-participating stockholders, including our public stockholders.”

2.	Section 3 of the Offer to Exchange is amended by replacing in its entirety the fourth sentence of the fifth paragraph with the following: “We may waive any of the conditions of the offer with respect to all participants, and we may waive any defect or irregularity in any Election Form with respect to any particular Eligible RSUs.”

3.	Section 5 of the Offer to Exchange is amended by replacing in its entirety the second sentence of the first paragraph with the following: “We expect to issue the Issued Shares and place them with the Company’s transfer agent promptly after the expiration of the tender offer.”

4.	Section 6 of the Offer to Exchange is amended by replacing in its entirety the first sentence of the first paragraph with the following: “Notwithstanding any other provision of the tender offer, and in addition to (and not in limitation of) our rights to extend and/or amend the tender offer at any time, we will not be required to accept any Eligible RSUs that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any Eligible RSUs that you elect to exchange, in each case at any time on or prior to the expiration date, if we determine that any of the following has occurred:”

5.	Section 11 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

6.	Section 14 of the Offer to Exchange is amended by deleting the word “oral,” in the first and second sentences of the first paragraph.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule TO, which incorporates by reference the information contained in Section 11 of the Offer to Exchange, is hereby amended and supplemented as follows:

Section 11 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule TO, which incorporates by reference the information contained in Sections 2 and 11 of the Offer to Exchange, is hereby amended and supplemented as follows:

1.	Section 2 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the third paragraph with the following: “If they do so and we complete the tender offer, the current proportional holdings of our executive officer employees in the Company, and all other participating employees, will increase relative to non-participating stockholders, including our public stockholders.”

2.	Section 11 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO, which incorporates by reference, in part, the information contained in Section 6 of the Offer to Exchange, is hereby amended and supplemented as follows:

Section 6 of the Offer to Exchange is amended by replacing in its entirety the first sentence of the first paragraph with the following: “Notwithstanding any other provision of the tender offer, and in addition to (and not in limitation of) our rights to extend and/or amend the tender offer at any time, we will not be required to accept any Eligible RSUs that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any Eligible RSUs that you elect to exchange, in each case at any time on or prior to the expiration date, if we determine that any of the following has occurred:”

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Schedule TO, which incorporates by reference the information contained in Section 11 of the Offer to Exchange, is hereby amended and supplemented as follows:

Section 11 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

ITEM 10.	FINANCIAL STATEMENTS.

Item 10 of the Schedule TO, which incorporates by reference, in part, the information contained in Section 10 of the Offer to Exchange, is hereby amended and supplemented as follows:

1.	Section 10 of the Offer to Exchange is hereby amended by replacing in its entirety the Balance Sheet Data table in the subsection entitled “Selected Financial Data” with the following table:

	March 31,					December 31, 2008
(Amounts in thousands, except per share amounts)	2004	2005	2006	2007	2008
Balance Sheet Data:
Cash and cash equivalents(2)	$39,004	$42,270	$69,899	$84,125	$53,267	$42,437
Short-term investments	42,300	55,975	—	—	—	—
Restricted cash	—	—	5,493	6,095	7,338	4,096
Working capital(2)	79,998	104,506	76,091	81,905	55,566	47,758
Total assets	121,304	153,060	127,620	120,875	92,395	76,960
Total stockholders’ equity(3)	$80,787	$117,945	$91,888	$95,927	$74,852	$60,822
Shares outstanding as of balance sheet date	34,347	34,436	32,499	31,698	27,088	25,806
Book value per share	$2.35	$3.43	$2.83	$3.03	$2.76	$2.36

2.	Section 10 of the Offer to Exchange is hereby amended by adding and inserting a new subsection after the subsection entitled “Selected Financial Data” as follows:

Accounting Treatment and Anticipated Financial Impact of the Tender Offer. The tender offer, as described herein and assuming consummation, qualifies as a modification under Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” since the shares to be issued in the tender offer will be fully vested. Such a modification will result in the expensing of the previously unrecognized compensation expense attributable to the tendered Eligible RSUs that are exchanged for common shares on the date of the tender offer’s expiration. Should the Company complete the tender offer, the Company expects to record additional stock-based compensation expense in the fourth quarter of the current fiscal year representing previously unrecognized compensation expense attributable to the tendered Eligible RSUs. In the absence of the tender offer, the stock-based compensation expense attributable to the Eligible RSUs would be recognized over future periods as such RSUs vest.

The aggregate stock-based compensation expense to be recognized upon the successful completion of the tender offer (the “Stock-Based Compensation Charge”) will depend on the number of Eligible RSUs that are properly exchanged. If the minimum number of Eligible RSUs (1,600,000) are exchanged, then the Stock-Based Compensation Charge is expected to be approximately $13.0 million related to the tender offer in the fourth quarter of the current fiscal year. If all Eligible RSUs (2,265,261) are exchanged, then the Stock-Based Compensation Charge is expected to be approximately $18.0 million related to the tender offer in the fourth quarter of the current fiscal year. The Stock-Based Compensation Charge will have a significant negative effect on net income and earnings per share in the fourth quarter of the current fiscal year. On a tax-effected basis, the Company expects the earnings per share effect of the Stock-Based Compensation Charge to be a reduction of approximately $0.31 to $0.44 per diluted share based on a Stock-Based Compensation Charge of between $13.0 million and $18.0 million, respectively.

As stated above, in the absence of the tender offer, the stock-based compensation expense attributable to the 2,265,261 Eligible RSUs would be recognized over future periods as the RSUs vest. Such stock-based compensation expense would be approximately $7.3 million, $6.5 million, $3.6 million and $0.6 million in fiscal years 2010, 2011, 2012 and 2013, respectively, in the absence of the tender offer. However, if the Company completes the tender offer, then this future stock-based compensation expense would not be recognized and instead the Company expects to recognize the Stock-Based Compensation Charge currently in the fourth quarter of fiscal year 2009.

If employees choose to have shares withheld for taxes in the tender offer, then the Company will pay such taxes in cash instead of issuing shares of an equivalent value to the employees. The cost of paying such employee taxes as well as any other expenses related to the tender offer will be funded from the Company’s available cash reserves. The tax expense will depend on the price of Diamond common shares at the expiration of the tender offer. Assuming a stock price of $3.00 per share, the Company expects such taxes and expenses to be approximately $1.9 million, which will be incurred in the fourth quarter of the current fiscal year. This estimate is based on a majority of the employees choosing to have shares withheld to pay taxes in the tender offer. If a greater number of employees choose to have shares withheld than the Company estimates based on historical experience, then the cash outlay by the Company would be higher. Assuming all 2,265,261 Eligible RSUs are tendered in exchange for 1,812,211 shares and all employees choose to have shares withheld, then the Company would expect the cash cost of the taxes and expenses to be approximately $2.1 million. Of this $1.9 to $2.1 million cash outlay, $1.7 to $1.9 million is comprised of employee taxes. These employee taxes paid by the Company will not be recorded as an expense on the Company’s income statement, but rather on the balance sheet as a reduction of additional paid-in capital. The cost of paying such employee taxes and any related expenses will be funded from the Company’s available cash resources. The Company believes it has adequate cash resources to pay such expenses and fund its operations. At December 31, 2008, the Company had approximately $42.4 million in cash and cash equivalents.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO, which incorporates by reference, in part, the information contained in Section 11 of the Offer to Exchange, is hereby amended and supplemented as follows:

Section 11 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(9)	Supplement to Offer to Exchange Restricted Stock Units for Common Stock dated February 25, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.

By:	/s/ KARL E. BUPP
Name:	Karl E. Bupp
Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Restricted Stock Units for Common Stock dated February 5, 2009, as amended February 25, 2009.

(a)(1)(B)*	Form of Election Form.

(a)(1)(C)*	Form of Notice of Withdrawal Form.

(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.

(a)(1)(F)*	Form of Employee Announcement summarizing the Offer and directing employees to further information.

(a)(1)(G)*	Form of Equity Programs Message to all Diamond employees.

(a)(1)(H)*	Form of Reminder of Expiration Date.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(a)(9)	Supplement to Offer to Exchange Restricted Stock Units for Common Stock dated February 25, 2009.

(b)	Not applicable.

(d)(1)	Amended and Restated 1998 Equity Incentive Plan (filed as Exhibit 10.2 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-22125) and incorporated herein by reference).

(d)(2)	Form of Notices of Grant and Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(3)	Form of Notices of Grant and Stock Appreciation Rights Agreement (filed as Exhibit 10.5 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2005 (File No. 000-22125) and incorporated herein by reference).

(d)(4)	2000 Stock Option Plan (filed as Exhibit 10.7 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(5)	Form of Notices of Grant and Restricted Stock Unit Agreement under the 2000 Stock Option Plan (filed as Exhibit 10.8 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(6)	Partners’ Operating Agreement dated as of April 1, 2007 (filed as Exhibit 10.3 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(7)	Summary of Outside Director Board Compensation (disclosed in Item 5 of Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(8)	Employee Stock Purchase Plan (filed as Exhibit 10.9 to Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.